SIMPSON THACHER & BARTLETT LLP

2550 HANOVER STREET

PALO ALTO, CA 94304

(650) 251-5000

FACSIMILE: (650) 251-5002

DIRECT DIAL NUMBER	E-MAIL ADDRESS

May 30, 2008

Re: Goodman Global, Inc. Registration Statement on Form S-4 Filed April 15, 2008 (File No. 333-150263)

Ms. Pamela Long

Assistant Director

Division of Corporate Finance

U.S. Securities Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Dear Ms. Long:

On behalf of our client, Goodman Global, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 9, 2008 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-4 of the Company and the subsidiary guarantors listed therein (together with the Company, the “Filing Persons”) filed on April 15, 2008 (the “Registration Statement”).

For your convenience, we reproduced each of the Staff’s comments in this letter, using italicized text, and we indicate the Company’s response immediately below each of the Staff’s comments. The Filing Persons have also revised the Registration Statement in response to the Staff’s comments, and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein. Page references in the text of this letter correspond to the pages of the Amendment. We have sent via courier five marked and five clean paper copies of the Amendment for the convenience of the Staff.

On behalf of the Company, please be advised of the following:

General

1.	Please update your financial data throughout the prospectus for the quarter ended March 31, 2008.

Response:    The Company has updated the financial data and corresponding disclosures throughout the prospectus for the quarter ended March 31, 2008.

NEW YORK	LOS ANGELES	WASHINGTON, D.C.	BEIJING	HONG KONG	LONDON	TOKYO

2.	We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible so that we have sufficient time to review them. Note that we may have comments after we review these materials.

Response:    The Company confirms that it has filed all exhibits with the Amendment.

3.	You refer to the use of an independent valuation firm on pages 38 and F-29. Please name the experts referred to, provide reference to them in your experts section and file a consent of the experts to inclusion of their name and information in the registration statement. Otherwise, you may remove all references to these experts in the filing. See Rule 436 of Regulation C.

Response:    The Company has deleted all references to an independent valuation firm from the Amendment.

4.	It does not appear that the Form S-4 has been filed for Goodman Distribution Southeast, Inc., a company listed in the table of additional registrants. Please advise.

Response:    The Existing Notes and the Exchange Notes (as defined in the Registration Statement) are guaranteed by Goodman Distribution Southeast, Inc. (formerly known as Pioneer Metals, Inc.), a wholly owned subsidiary of Goodman Global, Inc. The Company respectfully refers the Staff to the Table of Additional Registrant Guarantors, the signature pages, the exhibit index and the financial statements, which confirm that Goodman Distribution Southeast, Inc. is indeed a registrant.

Goodman Distribution Southeast, Inc. was formerly known as Pioneer Metals, Inc. It appears that upon electronic filing of the Registration Statement, the submission appeared under the filer’s former name rather than its current name. The name change was updated on Edgar effective May 13, 2008. Edgar technical support confirmed that this name change has been accepted as of May 13, 2008 and will appear on the public SEC website upon the next submission of a filing by Goodman Distribution Southeast, Inc., at which time Edgar will check for internal system updates.

Prospectus Cover Page

5.	Please show the guarantees as a separate security, identifying the guarantors and their relationship to the issuer. Also disclose whether the guarantors will wholly and unconditionally guarantee the notes.

Response:    The Company has amended the disclosure on the preliminary prospectus cover page as requested.

6.	Please disclose the following on the prospectus cover page:

•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•

Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Response:    The Company has amended the disclosure on the prospectus cover page as requested.

7.	We note that here and throughout the filing, you omit the expiration date for the exchange offer. Please supplementally confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time for midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response:    The Company supplementally advises the Staff that it currently intends to include in the final prospectus an expiration date that is 21 business days after the launch date with a 5:00 p.m. expiration time.

Risk Factors, page 15

8.	Please note that only material risks should be described in the Risk Factors section. If risks are not deemed material, you should not reference them. Please delete the second sentence of the paragraph immediately following the Risk Factors heading.

Response:    The Company has amended the disclosure on page 16 of the Amendment as requested.

9.	Throughout this section, please provide the information investors need to assess the magnitude of the risk. For example:

•	Under “Despite current indebtedness levels…” on page 16, quantify the maximum amount of additional indebtedness you can incur.

•	Under “Damage or injury caused by our products…” on page 23, quantify the amount of the reserve relating to the CAP.

•

Under “The requirements of publicly filing periodic and other reports…” on page 27, disclose that in your Annual Report on Form 10-K for the fiscal year ended December 31, 2006 your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were not effective and, as a result, some of your financial information for the 2006 quarters were restated.

Note that this is not meant to represent an all-inclusive list of where your disclosure should be improved. We encourage you to provide quantification of amounts and further clarification throughout this section.

Response:    The Company has amended the disclosures on pages 17, 24 and 28 of the Amendment as requested.

Business, page 54

10.	We note the disclosure in footnote 1 to the financial statements that your activities also include engineering, manufacturing, and marketing in certain international markets. Please provide the information required by Item 101(d) of Regulation S-K.

Response:    After reviewing Item 101(d) of Regulation S-K and its 2007 net sales and assets by country, the Company amended the disclosure on page 61 of the Amendment to indicate that approximately 4% of its 2007 and first quarter 2008 net sales were outside of the United States and that approximately 1% of the Company’s assets as of December 31, 2007 and March 31, 2008 were outside of the United States.

Executive Compensation, page 73

11.	Refer to the last paragraph of Section II.B in Release No. 33-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please revise your CD&A to discuss in more detail your principal executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Response:    The Company has amended the disclosure on pages 87 and 91 of the Amendment as requested.

12.	In footnotes on pages 73 and 79, you refer to your Annual Report on Form 10-K For the Fiscal Year Ended December 31, 2007. Please clarify these references as it appears you did not file this report with the Commission.

Response:    The Company has amended the disclosure on pages 79 and 85 of the Amendment as requested.

Annual Cash Incentive and Description of Performance Metrics, page 83

13.	Please disclose the EBITDA performance target for 2008. We note your statement on page 90 that you have established EBITDA targets for fiscal years 2008 through 2012.

Response:    The Company has disclosed in detail the structure of the annual cash incentive plan for 2007, the EBITDA performance target for 2007, the range of possible payouts for 2007 for each of the named executive officers (“NEOs”) and the actual payouts based on the Company’s actual financial performance in 2007. The presentation has been revised in a clarified, tabular format on pages 90 and 91 of the Amendment. The Company has also described the structure of the annual cash incentive plan for 2008 and the range of possible payouts for 2008 for each of the NEOs. The Company, however, respectfully wishes to suggest to the Staff that the actions regarding executive compensation that are taken after a registrant’s last fiscal year’s end that should be disclosed pursuant to Instruction 2 to Item 402(b) of Regulation S-K must be viewed in light of the full text of that Instruction and of the Commission’s discussion in Section II.B.1. of Securities Act Release No. 8732A (Aug. 29, 2006), in which the examples provided for subsequent matters that should be disclosed are those “that could affect a fair understanding of the NEO’s compensation for the last fiscal year.” Therefore, the Company respectfully submits that, in light of the full and complete disclosure of all elements of NEO compensation under the 2007 annual cash incentive plan, disclosure of the EBITDA performance target for 2008 is not required. In future filings, to the extent it is relevant and material, the Company will include disclosure of performance goals and targets for the current fiscal year that could affect a fair understanding of the NEO’s compensation for the last fiscal year or to give context to the disclosure provided.

14.	We note the multiples of base salary corresponding to various EBITDA levels used to determine bonus payments to the named executive officers in 2007. Please disclose the criteria used to determine these base salary multiples.

Response:    The Company has amended the disclosure on pages 90, 91 and 92 of the Amendment as requested.

15.	Please disclose whether discretion can be or has been exercised when awarding cash incentive awards. See Item 402(b)(2)(vi) of Regulation S-K.

Response:    The Company has amended the disclosure on page 92 of the Amendment as requested.

16.	Please disclose your policies and decisions regarding the adjustment or recovery of awards if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award. See Item 402(b)(2)(viii) of Regulation S-K.

Response:    The Company has amended the disclosure on page 92 of the Amendment as requested.

17.	Please clarify your disclosure on pages 83 and 84 relating to the range of payouts and provide the formulas by which these amounts are determined. Also provide an example of how an annual cash incentive award was calculated for one of your executive officers.

Response:    As noted above in the response to comment 13, the Company has disclosed in detail the EBITDA performance targets for 2007, it has disclosed the range of possible and actual payouts for 2007 and has disclosed the range of possible payouts for 2008. The presentation has been revised in a clarified, tabular format on pages 90 and 91 of the Amendment.

Description of Other Indebtedness, page 97

18.	Please describe in detail the financial covenants in the senior secured term credit agreement, including the maximum total leverage, minimum interest coverage, and minimum fixed charge coverage ratios.

Response:    The Company has amended the disclosure on page 108 of the Amendment as requested.

Description of Notes, page 100

19.	Please remove the first sentence of the third paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form. Please also remove the second sentence of the third paragraph, as it may suggest that noteholders do not have rights under the federal securities laws with regard to the disclosure that follows.

Response:    The Company has amended the disclosure on page 109 of the Amendment as requested.

Certain U.S. Federal Income Tax Consequences, page 164

20.	Please delete the word “certain” from the heading and throughout this section where you refer to your summary of the U.S. federal income tax consequences to the investors. You should discuss all material tax consequences of the transaction.

Response:    The Company has amended the disclosure on pages 8, 22, 173, 174 and 176 of the Amendment as requested.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments. Please contact William B. Brentani at (650) 251-5110 or Louis Lehot at (650) 251-5064 with any questions regarding the foregoing.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	John Cash
Mindy Hooker
Jessica Kane
Brigitte Lippmann

Securities and Exchange Commission

Lawrence M. Blackburn
Ben D. Campbell
Mark M. Dolan

Goodman Global, Inc.